May 20, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20540

Attn: Daniel Porco, Staff Attorney

Re:	Arch Therapeutics, Inc.
Post-Effective Amendment No. 2 to Registration Statement on Form S-1
File No. 333-194745
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Arch Therapeutics, Inc., a Nevada corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective at 12:00 P.M., New York City time, on May 22, 2015, or as soon thereafter as possible on such date. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

The Company hereby acknowledges that:

•	Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require additional information with respect to this filing, please contact me at (617) 431-2313 or Michael Lerner at (973) 597-6394. Thank you for your assistance and cooperation.

Very truly yours,

Arch Therapeutics, Inc.

/s/ Terrence W. Norchi, M.D.

Name: Terrence W. Norchi, M.D.

Title: President and Chief Executive Officer